[NORFOLK SOUTHERN LOGO]

                                                     December 14, 1996
     Dear Conrail Shareholder:

                       TIME IS RUNNING OUT FOR YOU TO
               PRESERVE THE VALUE OF YOUR CONRAIL INVESTMENT!

                  VOTE AGAINST CONRAIL'S PROPOSALS TODAY!

          As you know, Conrail has scheduled its Special Meeting of Shareholders for December 23rd. Conrail wants you to give up your valuable shareholder rights and "opt out" of Pennsylvania's Fair Value Statute. Don't be coerced by Conrail -- You have nothing to gain by voting for Conrail's proposals.

          Consider both sides of the equation:

               CSX = INFERIOR VALUE. By voting for Conrail's "opt out" amendment, you will be helping CSX gain control of your Company at an inferior price (currently valued at $89.80* per share for the remaining Conrail shares).

               NORFOLK SOUTHERN = $1.4 BILLION MORE. Under Norfolk Southern's $110 all-cash, all-shares offer, with prompt payment through use of a voting trust, Conrail shareholders (other than CSX) would receive $1.4* billion more in their pockets than under the CSX proposal.

               CSX = CONTINUED RISKS. 75% of CSX's remaining consideration consists of CSX stock. Conrail shareholders would continue to be subject to substantial risks--including equity risk and regulatory risk. Conrail itself has stated that it doesn't expect to receive regulatory approval, if it comes, until early 1998. That's a long time to have your investment subject to these substantial risks.

               NORFOLK SOUTHERN = NEAR TERM VALUE. Norfolk Southern has committed to establish a voting trust mechanism so that Conrail shareholders can receive 100% of their cash consideration in the near term. THERE'S NO EQUITY OR REGULATORY RISK FOR SHAREHOLDERS UNDER NORFOLK SOUTHERN'S PROPOSAL.

          The logic is inescapable: the Norfolk Southern offer is SUPERIOR in every respect. But you must act now to preserve the opportunity to receive its benefits. VOTE AGAINST CONRAIL'S
     PROPOSALS TODAY.

          You, the shareholders, are the true owners of Conrail. Tell the Conrail directors in terms they can't ignore that you want them to deliver the superior value represented by Norfolk
     Southern's $110 all-cash, all-shares offer NOW.

            SEND THE CONRAIL BOARD THE VOTE THAT WON'T GO AWAY:

      [ X ]    AGAINST Amending its Charter

               AND

      [ X ] AGAINST Adjourning the Meeting if Conrail doesn't have enough votes to pass the Amendment Proposal.

          Time is short, so vote AGAINST on the enclosed GOLD proxy card today (or green instruction card if you are an ESOP participant).

                                   Sincerely,

                                   /s/David R. Goode

                                   David R. Goode
                                   Chairman, President and
                                   Chief Executive Officer

                           IMPORTANT INFORMATION

          If your Conrail shares are held in the name of a bank or broker, only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please instruct your bank or broker to vote AGAINST Conrail's proposals by executing the GOLD proxy card today. If you have any questions or require any assistance in voting your shares, please call:

                         [GEORGESON & COMPANY INC. LOGO]

                             Wall Street Plaza
                          New York, New York 10005

                        CALL TOLL FREE: 800-223-2064

                    Banks and Brokers call: 212-440-9800

     __________
     * Based on the closing price of CSX shares on December 12, 1996.